

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 31, 2016

Mr. Luca D'Agnese
Chief Executive Officer
Enersis Américas S.A.

> **Re: Enersis Américas S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **File No. 001-12440**

Dear Mr. D'Agnese:

We have reviewed your August 11, 2016 and August 25, 2016 responses to our comment letters dated August 3, 2016 and August 19, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2016 letter.

<u>Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting, page F-3</u>

1. We note your response to comment 5. Since EY Ltda. audited the financial statements of Endesa Argenina and Emgesa, they must also audit the internal control over financial reporting ("ICFR") of such subsidiaries. Please ensure that EY revises its ICFR report to include such subsidiaries within the scope of its ICFR audit.

<u>Notes to the Consolidated Financial Statements</u>

<u>d.1) Concessions, page F-30</u>

2. We note your response to comment 8. Although your response initially appears to indicate that you first determine the fair value of the financial asset and the "(residual value) is classified as an intangible asset," the penultimate sentence of your response appears to contradict this treatment by indicating that the "residual amount…represents the fair value of

the financial asset." Please clarify these statements for us. Consider providing an illustrative example that shows how tariff rate and indemnification projections impact your accounting treatment.

4. Sector Regulation and Electricity System Operations

<u>Argentina, page F-51</u>

3. We note your response to comment 9 as well as comment 1 of your response letter filed August 25, 2016. We are not currently in a position to agree with your assessment that the funds received from CAMMESA should be classified within operating activities. Please explain to us in greater detail why the funds received, which have repayment terms and accrue interest, should be classified within operating activities in future reports.

35. Information by Segment, page F-141

4. We note your response to comment 11. Your response indicates that both your Generation and Transmission and Distribution reportable segments consist of a single operating segment. Please clarify how you determined these reportable segments were not comprised of multiple operating segments. For example, it appears that your operating segments, at minimum, would consist of the "business segments" disclosed throughout your filing, including in the table on page 34.

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products